VIA EDGAR
---------



                                                 June 28, 2001


U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington D.C.  20549


          RE:   Request Removal of Erroneous Filing
                Filer Name: John Hancock Variable Life Account S
                Accession Number: 0000927016-01-501654


Commissioners:

     Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), requesting withdrawal of the Pre-Effective Amendment No. 1 to the Form S-6 Initial Registration Statement of John Hancock Variable Life Account S (File No. 333-63936), EDGAR accession number 0000927016-01-501654, filed with the Commission via EDGAR on June 27, 2001 under the 1933 Act.

     The EDGAR submission type was incorrectly submitted as "S-6" rather than "S-6/A". The incorrect submission header prompted the creation of a new 1933 Act file number (333-63936). We respectfully request the removal of the erroneous filing.

                             *   *   *   *   *   *

     Please direct all questions and comments to me at (617) 572-8050. Thank you for your attention to this matter.



                                                 Sincerely,

                                                 /s/ Ronald J. Bocage

                                                 Ronald J. Bocage
                                                 Vice President & Counsel